Exhibit 99.1

INDEPENDENT DIRECTOR AGREEMENT

This INDEPENDENT DIRECTOR AGREEMENT (the “Agreement”), is entered into as of _________________2026 (the “Effective Date”), by and between [Company], a company incorporated and existing under the laws of Cayman Islands (the “Company”), and [Director], an individual (the “Director”).

RECITALS

WHEREAS, the Director has been appointed and serving as a director and a member and/or chair of one or more committees of the Company’s board of directors (the “Board”) and desires to continue serving in the same positions during the Directorship Term (as defined below);

WHEREAS, the Company desires to continue retaining the services of the Director in the same positions during the Directorship Term; and

NOW, THEREFORE, the Company and the Director wish to enter into the Agreement to document their arrangement under the terms and conditions set forth herein.

AGREEMENT

The parties hereto agree as follows:

1.	POSITIONS

The Director hereby agrees to serve as a director of the Company and as a [member and/or chair] of [audit/compensation/nominating and corporate governance] committees of the Board (collectively, the “Positions”).

2.	TERM

Subject to the terms and conditions of this Agreement and the Company’s memorandum and articles of association (as amended and/or restated from time to time, the “MAA”), the term of the Agreement shall be until July 8, 2026 (the “Directorship Term”), commencing on the Effective Date, unless terminated earlier pursuant to the terms of this Agreement.

3.	DUTIES AND RESPONSIBILITIES

(a)	During the Directorship Term, the Director shall render services for the Positions, which shall include those customary for such positions of a Nasdaq-listed public company. The Director shall adhere to all applicable fiduciary duties and other laws, rules and regulations imposed on a director of the Company.

(b)	During the Directorship Term, the Director shall make reasonable business efforts to attend all meetings of the Board and of each committee on which the Director serves, and all periodically pre-scheduled Board and management conference calls, serve on appropriate subcommittees as reasonably requested and agreed upon by the Board, make him/herself available to the Company at mutually convenient times and places, attend external meetings and presentations when agreed on in advance, as appropriate and convenient, and perform such duties, services and responsibilities, and have the authority commensurate to such positions.

(c)	The Director will use his/her best efforts to promote the interests of the Company. The Company recognizes that the Director (i) is or may become a full-time executive employee of another entity and that his/her responsibilities to such entity must have priority and (ii) sits or may sit on the board of directors of other entities, subject to any limitations set forth by the Sarbanes-Oxley Act of 2002 and limitations provided by any exchange or quotation service on which the Company’s securities are listed or traded. Notwithstanding the same, the Director will provide the Company with prior written notice as soon as reasonably practicable, of any future commitments to such entities and use reasonable business efforts to coordinate his/her respective commitments so as to fulfill his/her obligations to the Company and, in any event, will fulfill his/her legal obligations as a Director. Other than as set forth above, the Director will not, without the prior notification to the Board, engage in any other business activity which could materially interfere with the performance of his/her duties, services and responsibilities hereunder or which is in violation of the reasonable policies established from time to time by the Company, provided that the foregoing shall in no way limit his/her activities on behalf of (i) any current employer and its affiliates or (ii) the board of directors of any entities on which he/she currently sits. At such time as the Board receives such notification, the Board may require the resignation of the Director if it determines that such business activity does in fact materially interfere with the performance of the Director’s duties, services and responsibilities hereunder.

4.	NO BREACH OF CONTRACT

(a)	The Director shall use his/her best efforts to perform his/her duties hereunder. The Director shall not, without prior consent of the Board, be concerned or interested in any business or entity that directly or indirectly competes with the Company (any such business or entity, a “Competitor”), provided that nothing in this clause shall preclude the Director from holding shares or other securities of any Competitor that is listed on any securities exchange or recognized securities market anywhere, provided however, that the Director shall notify the Company in writing prior to his/her obtaining a proposed interest in such shares or securities in a timely manner and with such details and particulars as the Company may reasonably require.

(b)	The Director hereby represents to the Company that: (i) the execution and delivery of this Agreement by the Director and the performance by the Director of the Director’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Director is a party or otherwise bound, except for agreements that are required to be entered into by and between the Director and any shareholder of the Company pursuant to applicable law of the jurisdiction where the Director is based, if any; (ii) the Director has no information (including, without limitation, confidential information and trade secrets) relating to any other person or entity which would prevent, or be violated by, the Director entering into this Agreement or carrying out his/her duties hereunder; and (iii) the Director is not bound by any confidentiality, trade secret or similar agreement (other than this) with any other person or entity except for other shareholders(s) of the Company, as the case may be.

5.	COMPENSATION

(a)	Compensation. The Director’s cash compensation shall be provided by the Company in a separate schedule A attached hereto (“Schedule A”) or as specified in a separate agreement between the Director and the Company’s designated subsidiary or affiliated entity, subject to annual review and adjustment by the Company or the compensation committee of the Board.

(b)	Equity Incentives. To the extent the Company adopts and maintains a share incentive plan, the Director will be eligible to participate in such plan pursuant to the terms thereof.

6.	TERMINATION OF THE AGREEMENT

(a)	By the Company. The Board may terminate the Agreement, subject to the provisions of the MAA.

(b)	By the Director. The Director may terminate the Agreement and resign from the Board, subject to the provisions of the MAA.

(c)	Notice of Termination. Any termination of the Agreement shall be communicated by prior written notice of termination from the terminating party to the other party at least thirty (30) days prior to the effective date of termination, subject to the provisions of the MAA and in accordance with the provisions of Section 16 below. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

7.	CONFIDENTIALITY AND NON DISCLOSURE

(a)	Confidentiality and Non-disclosure. The Director hereby agrees at all times during the term of his/her Agreement and after termination of the Agreement, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without written consent of the Company, any Confidential Information. The Director understands that “Confidential Information” means any proprietary or confidential information of the Company, its subsidiaries and affiliates (the “Group”), their clients, customers, employees, partners, and licensors, including, without limitation, technical data, trade secrets, research and development information, product plans, services, customer lists and customers (including, but not limited to, customers of the Group on whom the Director called or with whom the Director became acquainted during the term of his/her Agreement), supplier lists and suppliers, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, personnel information, marketing, finances, information about the suppliers, joint ventures, licensors, licensees, distributors, and other persons with whom the Group does business, information regarding the skills and compensation of other employees of the Group or other business information disclosed to the Director by or obtained by the Director from the Group, or their clients, customers, or partners, either directly or indirectly, in writing, orally or by drawings or observation of parts or equipment, if specifically indicated to be confidential or reasonably expected to be confidential. Notwithstanding the foregoing, Confidential Information shall not include information that is generally available and known to the public through no fault of the Director.

(b)	Company Property. The Director understands that all documents (including computer records, facsimile and e- mail) and materials created, received or transmitted in connection with his/her work or using the facilities of the Group are property of the Group and subject to inspection by the Company, at any time. Upon termination of the Agreement with the Company (or at any other time when requested by the Company), the Director will promptly deliver to the Company all documents and materials of any nature pertaining to his/her work with the Company and will provide prompt written certification of the compliance with this Agreement. Under no circumstances will the Director have, following his/her termination, in his/her possession any property of the Group, or any documents or materials or copies thereof containing any Confidential Information.

(c)	Former Employer Information. The Director agrees that he/she has not and will not, during the term of his/her Agreement, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which the Director has an agreement or duty to keep in confidence, or (ii) bring into the premises of the Group any document or confidential or proprietary information belonging to such former employer, person or entity unless consented to in writing by such former employer, person or entity. The Director will indemnify the Company or the applicable Group member, and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing.

(d)	Third Party Information. The Director recognizes that the Group may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s or applicable Group member’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Director agrees that the Director owes the Company and such third parties, during the Agreement by the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Company’s agreement with such third party.

(e)	Non-Solicitation. The Director shall not solicit for employment any employee of the Group with whom the Director has had contact due to the Positions.

This Section 7 shall survive the termination of this Agreement for any reason. In the event the Director breaches this Section 7, the Company shall have right to seek remedies permissible under applicable law.

8.	ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that, in the event of a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.

9.	SEVERABILITY

If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

10.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the Director and the Company regarding the terms of the Agreement and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter, other than any such agreement under any agreement entered into with a subsidiary of the Company at the request of the Company to the extent such agreement does not conflict with any of the provisions herein. The Director acknowledges that he/she has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set forth in this Agreement.

11.	REPRESENTATIONS

The Director hereby agrees to execute any proper oath or verify any proper document required to carry out the terms of this Agreement. The Director hereby represents that the Director’s performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by the Director in confidence or in trust prior to his/her Employment by the Company. The Director has not entered into, and hereby agrees that he/she will not enter into, any oral or written agreement in conflict with this Section 11. The Director represents that the Director will consult his/her own consultants for tax advice and is not relying on the Company for any tax advice with respect to this Agreement or any provisions hereunder.

12.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of laws.

13.	ARBITRATION

Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a panel of three arbitrators in New York, New York, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Each party to this agreement agrees that it will not challenge the jurisdiction or venue provisions as provided in this Section 13.

14.	AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

15.	WAIVER

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

16.	NOTICES

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) sent by facsimile or email (provided that confirmation of transmission is mechanically or electronically generated and kept on file by the sending party), (ii) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iv) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party.

17.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

18.	NOT AN EMPLOYMENT AGREEMENT

This Agreement is not an employment agreement, and shall not be construed or interpreted to create any right for the Director to be employed by the Company.

19.	NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that such party has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms. The Director agrees and acknowledges that he/she has read and understands this Agreement, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into this Agreement and has had ample opportunity to do so.

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IN WITNESS WHERE OF, this Agreement has been executed as of the date first written above.

[Company]

By:
Name:
Title:

[Director]

Signature:
Name:

[Signature Page to Independent Director Agreement]

Schedule A

Annual compensation is RMB$[    ], paid semi-annually in arrears in accordance with the Company’s regular payroll practices.